UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 001-33621

ALEXCO RESOURCE CORP.
(Translation of registrant's name into English)

Suite 1225, Two Bentall Centre

555 Burrard Street, Box 216

Vancouver, BC V7X 1M9 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F           ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 SUBMITTED HEREWITH

Exhibits

99.1	Technical Report
99.2	Qualified Person Consent - Adrian Churcher
99.3	Qualified Person Consent - Zach Allwright
99.4	Qualified Person Consent - Paul Hughes
99.5	Qualified Person Consent - Gilles Arseneau
99.6	Qualified Person Consent - Cliff Revering
99.7	Qualified Person Consent - David Farrow
99.8	Qualified Person Consent - Hassan Ghaffari
99.9	Qualified Person Consent - Ting Lu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alexco Resource Corp.
(Registrant)

Date: February 17, 2020	By:	/s/ Mike Clark
Mike Clark
	Title:	Chief Financial Officer